RICHEMONT

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

18 February 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the announcement in English disclosing the significant holding of Compagnie Financière Richemont SA 'A' bearer shares by The Capital Group Companies Inc in accordance with Article 20 of the Swiss Federal Stock Exchange Act. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Sh[illegible]
Alan Grieve

Enclosures

cc: Mr Richard L Muglia

[illegible] 3/4

File no 82-4102

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE
15 FEBRUARY 2005

Disclosure of significant holding of Compagnie Financière Richemont SA 'A' bearer shares in accordance with Article 20 of the Swiss Federal Stock Exchange Act

Compagnie Financière Richemont SA has been advised by The Capital Group Companies Inc, 333 South Hope Street, Los Angeles, California, USA ('CGC') on behalf of funds managed by Capital Research and Management Company, Los Angeles and clients managed by Capital Guardian Trust Company, Los Angeles, Capital International Limited, London, Capital International Inc, Los Angeles and Capital International SA, Geneva that 50 185 417 'A' bearer shares in Compagnie Financière Richemont SA, representing 4.81 per cent of the voting rights in the Company, are owned by accounts under the discretionary investment management of one or more of the companies named above or their subsidiaries.

Compagnie Financière Richemont SA 'A' bearer shares are indivisibly twinned with participation certificates issued by Richemont SA, Luxembourg to form Richemont 'A' units, which are listed on SWX Swiss Exchange. Accordingly, CGC's interest is the equivalent of 50 185 417 Richemont 'A'units.

In January 2003, CGC had advised that it held 52 501 787 'A' bearer shares, representing 5.03 per cent of the voting rights, in the Company.

The information contained in this press release is not considered to be price sensitive.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.8 per cent interest in British American Tobacco.

Further enquiries: Mr Alan Grieve
Director of Corporate Communications
Compagnie Financière Richemont SA
Tel. +41 22 715 3736

Analysts' inquiries: Ms Sophie Cagnard-Fabrici
Head of Investor Relations
Tel. +33 1 5818 2597